Filed by QLogic Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company: QLogic Corporation

(Commission File No. 000-23298)

To:	QLogic Employees	Date:	August 3, 2016
From:	Jean Hu	cc:
Subject:	Update on our acquisition by Cavium

10 days ago I sent you an email about Cavium’s plan to acquire QLogic and the activities of the Integration Management Office (IMO) in preparation for a closing date in August. Today I want to provide answers to some of questions that many of you have asked either directly to us or through the IMO mailbox (***********@****************.com). This email addresses some of the questions about the product roadmap and QLogic branding, and employee benefits.

1.	The Product Roadmap and Branding: As Syed Ali, Cavium CEO, discussed during the All Hands meeting in June, the intent is to combine the existing product roadmaps and continue to market the combined product portfolio. Our Fiber Channel and Ethernet products for the server and storage markets enable Cavium to be a stronger competitor in the infrastructure market. We will continue to serve the market under the QLogic product brand.

2.	Employee Benefits:

a.	Health Benefits: The current QLogic health benefits plan will continue unchanged until December 31, 2016, so you can continue making appointments with your existing healthcare providers through December. Anyone leaving the organization will still have access to the current providers by electing healthcare coverage under COBRA.

Our intent is to have a unified health benefit program for the combined company as of January 1, 2017. We are currently in the planning and market stages of the health benefits of this conversion and anticipate the open enrollment to be in November 2016 for benefit plans going into effect on January 1, 2017.

b.	401(k): Please look for an email this week from Ruthu Gupta with specific information about 401(k) plans.

c.	QLogic stock: Please refer to the interoffice memorandum sent on July 22nd (and attached here for reference) about specifics on owned shares, unvested RSU’s, unvested PRSU’s, stock options and the ESPP.

Moving forward

We will continue to keep you updated on the integration process on a regular basis and provide more information as soon as we can. You can continue to send in your questions in two ways:

1.	Directly to ***********@****************.com. We will be gathering questions and compiling FAQ’s. Where possible or appropriate, we will reply to you directly.

2.	If you prefer to ask a question anonymously, we have set up a Gmail account (username: **************@gmail.com and password ***************). Just log into Gmail using this account and send a message to ***********@****************.com

We will do our best to keep you informed as plans progress, so please don’t hesitate to ask questions. We believe this is a great opportunity for QLogic to grow our business and we look forward to a successful integration.

Regards,

Jean Hu

Acting Chief Executive Officer

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Cavium and QLogic, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements.” These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against QLogic or its directors or Cavium related to the merger agreement; the possibility that various conditions to the consummation of the Cavium exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Cavium to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letter delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of QLogic common stock will be tendered into the Cavium exchange offer; the risk that the Cavium exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Cavium and QLogic, the ultimate outcome of Cavium’s operating strategy applied to QLogic and the ultimate ability to realize synergies; the effects of the business combination on Cavium and QLogic, including the increased level of indebtedness resulting from the transaction, and the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; the risk of downturns in the semiconductor and networking industries; the effects of local and national economic, credit and capital market conditions on the economy in general; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in QLogic’s Annual Report on Form 10-K for the year ended April 3, 2016, and Cavium’s Annual Report on Form 10-K for the year ended December 31, 2015 and Cavium’s most recent Quarterly Report on Form 10-Q filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Cavium and QLogic. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Cavium has filed a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Cavium and a wholly-owned subsidiary of Cavium have filed a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. QLogic has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. QLogic and Cavium may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which QLogic or Cavium may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any investment decision with respect to the transaction, because they contain important information about the transaction.

The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, are available to all holders of QLogic’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting Cavium’s Investor Relations department at (408) 943-7417 or at angel.atondo@cavium.com. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting QLogic’s Investor Relations department at (949) 542-1330 or at doug.naylor@qlogic.com.

In addition to the prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, Cavium and QLogic file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cavium and QLogic at the SEC’s website at http://www.sec.gov.